SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.   )

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☐   Definitive Proxy Statement

☑   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

Taubman Centers, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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From: Office of Robert S. Taubman
Sent: Wednesday, May 24, 2017 2:14 PM
To: All Taubman Employees
Subject: Important Internal Announcement

Dear Employees:

Next week we are hosting our Annual Meeting of Shareholders at which three directors will stand for election to the Taubman Board. As you are aware, an activist investor has nominated two candidates to stand for election to our Board.

In order to ensure that our shareholders have a strong understanding of our strategic plan, corporate governance and the strength of our candidates leading into the vote, members of the Board, our senior management team and Investor Relations have met with numerous shareholders to discuss in detail our strategic plan and corporate governance. We have been gratified by the time and positive feedback given to us by our shareholders and value their perspectives and insights. We look forward to continued engagement with our shareholders after the Annual Meeting.

Those of you who may be shareholders should know that your vote is important as well, so please take a moment to vote your shares using the WHITE proxy card today. If you have any questions about how to vote, you may call the firm assisting us with the solicitation of proxies, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. and Canada) or (412) 232-3651 (from other locations).

I will provide another update following the Annual Meeting. In the meantime, thank you for your continued dedication to the company.

Bobby

"will", "may", "could", "expect", "anticipate", "believes", "intends", "should", "plans", "estimates", "approximate", "guidance" and similar expressions in this document that predict or indicate future events and trends and that do not report historical matters. The forward-looking statements included in this document are made as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future. Actual results may differ materially from those expected because of various risks, uncertainties and other factors. Such factors include, but are not limited to: changes in market rental rates; unscheduled closings or bankruptcies of tenants; relationships with anchor tenants; trends in the retail industry; the liquidity of real estate investments; the company's ability to comply with debt covenants; the availability and terms of financings; changes in market rates of interest and foreign exchange rates for foreign currencies; changes in value of investments in foreign entities; the ability to hedge interest rate and currency risk; risks related to acquiring, developing, expanding, leasing and managing properties; changes in value of investments in foreign entities; risks related to joint venture properties; insurance costs and coverage; security breaches that could impact the company's information technology, infrastructure or personal data; the loss of key management personnel; shareholder activism costs and related business disruptions; maintaining our status as a real estate investment trust; changes in the laws of states, localities, and foreign jurisdictions that may increase taxes on our operations; and changes in global, national, regional and/or local economic and geopolitical climates. You should review our filings with the Securities and Exchange Commission, including "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent quarterly reports, for a discussion of such risks and uncertainties.

This document may also include disclosures regarding, but not limited to, estimated future earnings assumptions and estimated project costs and stabilized returns for centers under development and redevelopment which are subject to adjustment as a result of certain factors that may not be under the direct control of the company. Refer to our filings with the Securities and Exchange Commission on Form 10-K and Form 10-Q for other risk factors.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The Company has filed a definitive proxy statement and associated WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the Annual Meeting of Shareholders of the Company (the "Annual Meeting"). The Company, its directors, its executive officers and certain other individuals set forth in the definitive proxy statement will be deemed participants in the solicitation of proxies from shareholders in respect of the Annual Meeting. Information regarding the names of the Company's directors and executive officers and certain other individuals and their respective interests in the Company by security holdings or otherwise is set forth in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2016, filed with the SEC on February 23, 2017, and has been included in the definitive proxy statement filed with the SEC on April 20, 2017. Details containing the nominees of the Company's Board of Directors for election at the 2017 Annual Meeting of Shareholders are included in the definitive proxy statement. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO AND ACCOMPANYING WHITE PROXY CARD, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Company's definitive proxy statement and a form of proxy have been mailed to shareholders of the Company. Investors and shareholders can obtain a copy of the documents filed by the Company with the SEC, including the definitive proxy statement, free of charge by visiting the SEC's website, www.sec.gov. The Company's shareholders can also obtain, without charge, a copy of the definitive proxy statement and other relevant filed documents when available from the Company's website at www.taubman.com.